

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 30, 2012

<u>Via E-mail</u>
Mr. Jeffrey H. Vanneste
Chief Financial Officer
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48033

> **Re: Lear Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-11311**

Dear Mr. Vanneste:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>
<u>Results of Operations, page 33</u>
<u>Year Ended December 31, 2011, Compared with Year Ended December 31, 2010, page 33</u>

1. We note from page 34 that during 2011, $70 million of your deferred tax valuation allowance was released. Please tell us the nature of the circumstances that resulted in the release of the valuation allowance and the positive evidence which supported the basis for your conclusions. Your response should state the amounts released related to the foreign subsidiaries, restructuring and other items. We may have further comment upon receipt of your response.

Liquidity and Capital Resources, page 39

2. We note that revenues and consolidated income before the provisions (benefit) of income taxes from foreign operations outside the U.S. were $11,603 and $358.3 million, respectively for the fiscal year ended December 31, 2011. We also note from your disclosure in Note 9 that deferred income taxes have not been provided on $658.8 million of certain undistributed earnings of the Company's foreign subsidiaries because such amounts are considered to be permanently reinvested. In light of the significant amount of cash on your balance sheet at December 31, 2011 of $1.754 billion, please revise the Liquidity section of MD&A to disclose the amount of cash (and short term investments) held in foreign subsidiaries as of the end of the fiscal year. Your disclosure should also include a statement that the company would need to accrue and pay taxes if repatriated and a statement that the company does not intend to repatriate the funds.

Financial Statements, page 50
Notes to Consolidated Financial Statements, page 58
(1) Basis of Presentation, page 58

3. We note your disclosure and table at the bottom of page 58 regarding the revision to fiscal 2009 predecessor financial statements in which the cancellation of predecessor common stock of $1,204.1 million has been reflected as a direct increase in retained earnings in the 2009 predecessor consolidated statement of equity from previously being reported as a gain in reorganization items and fresh-start accounting adjustments within the respective income statement. Although you disclose the revision had no impact on the consolidated balance sheets and statements of cash flows in the 2009 predecessor period, the revision is material to the consolidated statement of operations and statement of equity for the 2009 predecessor period. In this regard, please explain to us how you considered the guidance outlined in ASC 250-10-45-23 and why the change to previously reported amounts has not been reported a correction of an error as it appears to have resulted from mistakes in the application of generally accepted accounting principles. Alternatively, you may revise your financial statement presentation as a correction of an error in previously reported amounts and provide all footnote disclosures required by ASC 250-10-50-7. We may have further comment upon receipt of your response.

(9) Income Taxes, page 82

4. Reference is made to your income tax rate reconciliation. Please explain to us the nature of the "Other" line item in the amount of $(35.4) million at December 31, 2011 and why such amounts represent a decrease to the income tax rate.

5. Please tell us and revise your filing to disclose the net change during the year in the total valuation allowance pursuant to ASC 740-10-50-2.

(10) Pension and Other Postretirement Benefit Plans, page 86
Obligations and Funded Status, page 86

6. We note settlements related to foreign pension plans during 2011 in the amount of $112.9 million. Given the significance of the amount, please explain to us and revise your filings to discuss the nature, facts, and circumstances surrounding the settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief